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                                    EXHIBIT 4

                           DESCRIPTION OF COMMON STOCK


         Cotton Valley is authorized to issue an unlimited number of shares of common stock, without par value (the "Common Stock"). Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. They are entitled to receive dividends when and as declared by the board of directors out of legally available funds and to share ratably in the assets of Cotton Valley legally available for distribution upon liquidation, dissolution or winding up.

         Holders of Common Stock do not have subscription, redemption or conversion rights, nor do they have any preemptive rights. Holders of Common Stock do not have cumulative voting rights. All stockholder action is taken by vote of a majority of voting shares of the capital stock of Cotton Valley present at a meeting of stockholders at which a quorum (a majority of the issued and outstanding shares of the voting capital stock) is present in person or by proxy. Directors are elected by a plurality vote.

         For certain fundamental changes, the corporate legislation under which Cotton Valley was formed may require each class of outstanding stock to vote separately.